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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

GREYSTONE DIGITAL TECHNOLOGY, INC. (Name of Issuer)
Common Stock, $0.001 par value per share (Title of Class of Securities)
39806G108 (CUSIP Number)
c/o George May Iterated Systems 324 Windchime Drive Danville, CA 94506 (925) 964-1573 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 27, 2001 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box    ☐.

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 39806G108	SCHEDULE 13D	Page 2 of 11 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
THE DENT STRATEGIC SECTOR FUND I, L.P., a Delaware Limited Partnership EIN: 94-3341963

(2)	Check the Appropriate Box (a)	☐
	if a Member of a Group* (b)	☒

(3)	SEC Use Only

(4)	Source of Funds*
WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A

(6)	Citizenship or Place of Organization
Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
8,025,000 shares, except that H.S. Dent Investments, L.L.C. ("Dent Investments"), the general partner of the Fund, may be deemed to have sole power to vote these shares, and Harry S. Dent, Jr., the sole managing member of Dent Investments, may be deemed to have shared power to vote these shares

	(8)	Shared Voting Power
See response to No. 7.
	(9)	Sole Dispositive Power

8,025,000 shares, except that Dent Investments, the general partner of the Fund, may be deemed to have sole power to dispose of these shares, and Harry S. Dent, Jr., the sole managing member of Dent Investments, may be deemed to have shared power to dispose of these shares

	(10)	Shared Dispositive Power
See response to No. 9

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
8,025,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11)
10.6%

(14)	Type of Reporting Person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 39806G108	SCHEDULE 13D	Page 3 of 11 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
H.S. DENT Investments, LLC ("Dent Investments") EIN: 94-3341963

(2)	Check the Appropriate Box (a)	☐
	if a Member of a Group* (b)	☒

(3)	SEC Use Only

(4)	Source of Funds*
WC of The Dent Strategic Sector Fund I, L.P. (the Fund)

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A

(6)	Citizenship or Place of Organization
Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
0
	(8)	Shared Voting Power

8,025,000 shares, all of which are directly owned by the Fund. Harry S. Dent, Jr. is the sole managing member of Dent Investments, the general partner of the Fund, and may be deemed to have shared power to vote these shares.

	(9)	Sole Dispositive Power
0
	(10)	Shared Dispositive Power

8,025,000 shares, all of which are directly owned by the Fund. Harry S. Dent, Jr. is the sole managing member of Dent Investments, the general partner of the Fund, and may be deemed to have shared power to vote these shares

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
0

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

(13)	Percent of Class Represented by Amount in Row (11)
0%

(14)	Type of Reporting Person*
OO

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 39806G108	SCHEDULE 13D	Page 4 of 11 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
Harry S. Dent, Jr.

(2)	Check the Appropriate Box (a)	☐
	if a Member of a Group* (b)	☒

(3)	SEC Use Only

(4)	Source of Funds*
PF and WC of The Dent Strategic Sector Fund I, L.P. (the Fund) (as to the Fund's shares)

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A

(6)	Citizenship or Place of Organization
US Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
3,020,000
	(8)	Shared Voting Power
8,025,000 shares, all of which are directly owned by the Fund. Harry S. Dent, Jr. is the sole managing member of Dent Investments, the general partner of the Fund, and may be deemed to have shared power to vote these shares.

	(9)	Sole Dispositive Power
3,020,000
	(10)	Shared Dispositive Power

8,025,000 shares, all of which are directly owned by the Fund. Harry S. Dent, Jr. is the the sole managing member of Dent Investments, the general partner of the Fund, and may be deemed to have shared power to dispose of these shares.

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,020,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

(13)	Percent of Class Represented by Amount in Row (11)
4.0%

(14)	Type of Reporting Person*
IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 5 of 11 Pages

Item 1. Security and Issuer

        The title of the class of securities to which this Schedule 13D relates is Common Stock, $0.001 par value per share (the "Common Stock") of GreyStone Digital Technology, Inc., a Delaware Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 15303 North Dallas Parkway, Suite 1150, Addison, TX 75001.

Item 2. Identity and Background

        Set forth below is the following information with respect to the person filing this Schedule 13D, of its general partner and of the general partner's managing member: (a) name; (b) address of principal offices; (c) principal business; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings during the past five years with respect to any state or federal securities laws; and (f) state of organization.

I.

a)
The Dent Strategic Sector Fund I, L.P., a Delaware limited partnership (the "Fund"). The General Partner of the Fund is H.S. Dent Investments, L.L.C., a Delaware limited liability company.

b)
6515 Gwin Road, Oakland, CA 94611

c)
The Fund is a limited partnership investment fund

d)
No convictions in criminal proceedings(1)

e)
No civil or administrative proceedings(1)

f)
Delaware

II.

a)
H.S. Dent Investments, L.L.C., a Delaware limited liability company ("Dent Investments"). The managing member of Dent Investments is Harry S. Dent, Jr. ( the "Managing Member").

b)
6515 Gwin Road, Oakland, CA 94611

c)
Dent Investments is a limited liability investment fund manager

d)
No convictions in criminal proceedings(1)

e)
No civil or administrative proceedings(1)

f)
Delaware

III.

a)
Harry S. Dent, Jr.

b)
6515 Gwin Road, Oakland, CA 94611

c)
Investment manager, author, lecturer on economic and market trends and forecasts

d)
No convictions in criminal proceedings(1)

e)
No civil or administrative proceedings(1)

f)
U.S. Citizen

Footnote to Item 2:

(1)
During the last five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        The shares of the Issuer's Common Stock with respect to which this Schedule 13D is being filed were purchased from time to time solely by the Fund using general investment funds of the Fund. The 8,025,000 shares currently owned by the Fund were purchased for an aggregate purchase price of $1,328,417.50. Dent Investments has not purchased any shares and is included in this Schedule 13D solely by virtue of Dent Investment's position as general partner of the Fund. Harry S. Dent, Jr., Managing Member of the general partner, has individually purchased with his personal funds 3,020,000 shares of Common Stock for an aggregate purchase price of $605,000.

Item 4. Purpose of Transaction

        The acquisition by the Fund of the shares of the Issuer's Common Stock that are subject of this filing was made from time to time between May 1, 2001 and October 22, 2001 in open market transactions, private placements and in private transactions with an existing majority stockholder. The acquisition was made for the purpose of investment and not with a view to distribution of the shares or with a view toward acquiring control of the Issuer. The Fund may sell all or part of such shares or acquire additional securities of the Issuer depending on market conditions and other economic factors.

        Except as described in this Item 4, the Fund has no plans or proposals that relate to or would result in:

        a.    The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

        b.    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

        c.    A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

        d.    Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

        e.    Any material change in the present capitalization or dividend policy of the Issuer.

        f.      Any other material change in the Issuer's business or corporate structure.

        g.    Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person.

        h.    Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

        i.      Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        j.      Any action similar to any of those enumerated above.

        The foregoing notwithstanding, the Fund has been supportive of the previously-announced plans (i) to merge the Issuer with Provo, a private Mexican corporation that distributes Ladatel calling cards in Mexico, (ii) to spin-off the government and law enforcement operations of the Issuer in connection with that merger; and (iii) to make certain changes to the composition of the board of directors, all of which were approved by at least a 2/3 vote of the Issuer's stockholders as of December 13, 2001. None of these actions was initiated by the Fund, however, and the investments made from time to time by the Fund were not made with the purpose and intention of facilitating these transactions.

Item 5. Interest in Securities of the Issuer

        (a)  The following table sets forth certain information with respect to the amount of Common Stock of the Issuer beneficially owned by The Dent Strategic Sector Fund I, L.P. and H.S. Dent Investments, LLC:

Entity	Shares Beneficially Owned		Percentage Owned(1)
The Dent Strategic Sector Fund I, L.P.	8,025,000	(2)	10.6%
H.S. Dent Investments, LLC	8,025,000	(2)	10.6%
Harry S. Dent, Jr.	11,045,000	(2)	14.6%

(See footnotes on following page.)

        (b)  The following table sets forth certain information with respect to voting and dispositive powers with respect to the shares of Common Stock of the Issuer beneficially owned by The Dent Strategic Sector Fund I, L.P., H.S. Dent Investments, LLC and Harry S. Dent, Jr.

	The Dent Strategic Sector Fund, L.P(2)	H.S. Dent Investments, LLC(2)	Harry S. Dent, Jr.
Sole Voting Power	8,025,000	0	3,020,000
Shared Voting Power	0	8,025,000	8,025,000
Sole Dispositive Power	8,025,000	0	3,020,000
Shared Dispositive Power	0	8,025,000	8,025,000

Footnotes to Item 5:

(1)
The percentage in this table is based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on 75,633,546 shares of Common Stock of the Issuer outstanding, which was the total number of shares outstanding as of April 5, 2002, based on information provided by the Issuer's transfer agent.

(2)
These shares are held of record by the Fund, which has sole voting and investment power with respect to such shares. Dent Investments, as the general partner of the Fund, and Harry S. Dent, Jr., as the Managing Member of the general partner, may be deemed to have shared voting and investment power with respect to such shares. Dent Investments and Harry S. Dent, Jr. each disclaim beneficial ownership of all such shares.

        (c)  No transactions in the class of securities reported on were effected during the past sixty days.

        (d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

        (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Under the terms of the Limited Partnership Agreement for the Fund, the general partner (Dent Investments) possesses the power to manage the investment activities of the Fund, including the power to vote and direct the disposition of the securities with respect to which this Schedule 13D is filed. Under the terms of the Operating Agreement of Dent Investments, the Managing Member possesses the power to make such decisions on behalf of Dent Investments, which is a limited liability company.

Item 7. Material to be Filed as Exhibits

        The following exhibits are attached to this Schedule 13D:

  A.
  Statement Appointing Designated Filer and Authorized Signatory

  B.
  Agreement of Joint Filing

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated this 8th day of April, 2002.

THE DENT STRATEGIC SECTOR FUND I. L.P., a Delaware Limited Partnership
By: H.S. DENT INVESTMENTS, LLC a Delaware Limited Liability Company, its General Partner
By:	/s/ George May
Name:	George May
Title:	Authorized Signatory
H.S. DENT INVESTMENTS, LLC a Delaware Limited Liability Company
By:	/s/ George May
Name:	George May
Title:	Authorized Signatory
/s/ Harry S. Dent by George May
Harry S. Dent by George May Authorized Signatory

EXHIBIT INDEX

A.
Statement Appointing Designated Filer and Authorized Signatory

B.
Agreement of Joint Filing

EXHIBIT A

STATEMENT APPOINTING DESIGNATED FILER
AND AUTHORIZED SIGNATORY

        The undersigned, THE DENT STRATEGIC SECTOR FUND I, L.P., H.S. DENT INVESTMENTS, L.L.C., and HARRY S. DENT, JR. (the "Reporting Persons") each hereby designates The Dent Strategic Sector Fund I, L.P., or such other person or entity as is designated in writing by George May (any such entity or person is referred to as the "Designated Filer") as the beneficial owner to make filings of Schedules 13D and 13G (and any amendments thereto) pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and of Forms 3, 4 and 5 (and any amendments thereto) pursuant to Section 16(a) of the Exchange Act (collectively, the "Reports") with respect to the securities of GreyStone Digital Technology, Inc. and with respect to the securities of any other entity whose securities are now, or hereafter become, publicly traded and whose securities are beneficially owned (directly or indirectly) both by such Reporting Person and by such Designated Entity (collectively, the "Companies").

        Each Reporting Person hereby further authorizes and designates George May (the "Authorized Signatory") to execute and file on behalf of such Reporting Person the Reports with respect to the securities of the Companies, including all Schedules 13D and 13G and Forms 3, 4 and 5, and any amendments thereto, that the Reporting Person may be required to file with the United States Securities and Exchange Commission as a result of the Reporting Person's ownership of, or transactions in securities of the Companies.

        The authority of the Designated Filer and the Authorized Signatory under this document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file Schedules 13D or 13G or Forms 3, 4 and 5 with respect to the Reporting Person's ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person's responsibilities to comply with Section 13(d) or Section 16 of the Exchange Act.

Date: March 27, 2002	THE DENT STRATEGIC SECTOR FUND I, L.P. a Delaware Limited Partnership
By: H.S. DENT INVESTMENTS, LLC. a Delaware Limited Liability Company
	By:	/s/ Harry S. Dent
	Name:	Harry S. Dent
	Title:	General Partner
H.S. DENT INVESTMENTS, LLC. a Delaware Limited Liability Company
	By:	/s/ Harry S. Dent
	Name:	Harry S. Dent
	Title:	Managing Member
/s/ Harry S. Dent Harry S. Dent

EXHIBIT B
AGREEMENT OF JOINT FILING

        The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of GreyStone Digital Technology, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

THE DENT STRATEGIC SECTOR FUND I, L.P. a Delaware Limited Partnership
By:	/s/ George May
Name:	George May
Title:	Authorized Signatory
H.S. DENT INVESTMENTS, LLC. a Delaware Limited Liability Company
By:	/s/ George May
Name:	George May
Title:	Authorized Signatory
/s/ George May, Authorized Signatory

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SIGNATURE
EXHIBIT INDEX
EXHIBIT A STATEMENT APPOINTING DESIGNATED FILER AND AUTHORIZED SIGNATORY
EXHIBIT B AGREEMENT OF JOINT FILING